UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                              SWIFTYNET.COM, INC.

                                  COMMON STOCK

                             CUSIP NO. 870763 10 9

                              Bruce Brashear, Esq.
                          Brashear & Associates, P.L.
                              926 N.W. 13th Street
                             Gainesville, FL 32601
                                 (352) 336-0800

                                  MAY 16, 2000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       CUSIP NO. 870763 10 9 Page 1 of 5
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                                               CUSIP NO. 870763 10 9 Page 2 of 5


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(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard Kleinberg; ss####-##-####
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                    (a)     /./
                                    (b)     /X/
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS

         AF

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             /X/

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen

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                                   (7)     SOLE VOTING POWER


                                    ..........1,200,000..........

NUMBER OF SHARES
                                    (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY

EACH REPORTING PERSON                ............0...............

WITH

                                    (9)     SOLE DISPOSITIVE POWER


                                     ............1,200,000.........

                                    (10)    SHARED DISPOSITIVE POWER


                                    .............0................
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,200,000

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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                           /NA/

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                                               CUSIP NO. 870763 10 9 Page 3 of 5

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.6%

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(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN

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Item 1.  Security and Issuer.

This schedule relates to shares of Common Stock with a par value of $.0001 of SwiftyNet.com, Inc. (the "Issuer") The Issuer's principal executive office is located at 201 East Kennedy Boulevard, Suite 520, Tampa, Florida 33602. The Issuer's President and Secretary is Rachel L. Steele. The Vice-President of the Issuer is Donald Hughes. Raymond Lipsch is Treasurer, CFO and CEO.

Item 2.  Identity and Background.

(a) Richard Kleinberg; (b) Residence: 13103 Shadow Run Boulevard, Riverview, FL 33569; (c) Mr. Kleinberg's principal business is acting as President and Owner of Thunderland Corp., a technology consulting and staffing company located at 220 East Madison Street, #1217, Tampa, Florida 33602; (d) Mr. Kleinberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years; (e) Mr. Kleinberg has been a party to a civil proceeding involving state or federal laws or violations thereof in the last five years. On May 23, 1994, Mr. Kleinberg had a federal tax lien entered against him and his spouse by the Department of Treasury, Internal Revenue Service in the Circuit Court, Hillsborough County, Florida in the amount of $846.16. A certificate of Release of Federal Tax Lien was entered on February 10, 1999 which removed the lien. (f) Mr. Kleinberg is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Common Stock of the Issuer was obtained pursuant to the Issuer's acquisition of Rankstreet.com, Inc., an Internet company in which Mr. Kleinberg was a principal shareholder. The acquisition involved a stock for stock exchange in which the principal shareholders of Rankstreet.com, Inc. received stock in the Issuer upon the occurrence of certain milestones. The Issuer's 8-K filing dated December 21, 1999 contains details of that transaction and is incorporated by reference.

Item 4.  Purpose of Transaction.

The purpose of the acquisition of securities by Mr. Kleinberg is investment. The reporting person does not intend to acquire additional shares in the Issuer other than as set forth in the contract for the purchase of Rankstreet.com, Inc. which entitles Mr. Kleinberg to an additional 400,000 shares one year from the date Rankstreet.com, Inc. is advertised for use by the general public. In addition, he will continuously review his position in SwiftyNet.com, Inc. and may, depending upon the evaluation of the Issuer's

                                               CUSIP NO. 870763 10 9 Page 4 of 5

business and prospects, as well as upon future developments, price, availability of shares and other factors, determine to increase, decrease or eliminate his position in the Issuer.

The reporting person is not considering any plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer's business, corporate structure, charter or by-laws; (g) any change in the Issuer's charter, bylaws or instruments which would impede the acquisition of control of the Issuer by any person; (h) any class of securities of the Issuer to be delisted from a National Exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association; (i) the Issuer's common stock to be eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Kleinberg directly beneficially owns an aggregate interest of 9.6% in the Issuer with a total of 1,200,000 common shares. The Issuer has a total of 50,000,000 common shares authorized. As of June 30, 2000, 12,514,120 shares and 318,240 Purchase Warrants were outstanding. All but 972,012 shares are restricted under Rule 144. All of Mr. Kleinberg's shares in the Issuer are restricted. (b) Mr. Kleinberg has the power to vote all shares owned in the Issuer and to dispose or to direct the disposition of those shares; (c) No transactions were effected during the last 60 days, other than the issuance of the subject shares; (d) Mr. Kleinberg has the right to receive dividends from all of his shares. He has no power to direct the distribution of shares in the Issuer; (e) NA.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 2 of the Issuer's 8-K filing dated December 21, 1999 and Item 7 of its 8-K Amendment dated February 14, 2000, are incorporated by reference.

Item 7.  Materials to Be Filed as Exhibits.

None.
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                                               CUSIP NO. 870763 10 9 Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     /s/ Richard Kleinberg

Date:  July 5, 2000                 ______________________________
                                    Richard Kleinberg, Shareholder
                                    President, Rankstreet.com, Inc.